UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of October 20, 2022

Commission File Number 333-252215

Technip Energies N.V.
(Translation of registrant's name into English)

2126, boulevard de la Défense
CS 10266, 92741 Nanterre
Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Technip Energies N.V.

On October 20, 2022, Technip Energies N.V. issued a press release reporting its unaudited financial results for the nine months ended September 30, 2022. A copy of the press release is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2022

TECHNIP ENERGIES N.V.

By:	/s/ Bruno Vibert
Name:	Bruno Vibert
Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press release reporting unaudited financial results, dated October 20, 2022